SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. - Petrobras and Subsidiaries Consolidated Financial Statements September 30, 2007 and 2006 with Review Report of Independent Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Review report of independent registered public accounting firm

To the Board of Directors and Shareholders
Petróleo Brasileiro S.A. - Petrobras
Rio de Janeiro, Brazil

We have reviewed the accompanying condensed consolidated balance sheet of Petróleo Brasileiro S.A. - Petrobras (and subsidiaries) as of September 30, 2007, the related condensed consolidated statements of income, cash flows and changes in shareholders’ equity for the nine-month periods ended September 30, 2007 and 2006. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

KPMG Auditores Independentes
Rio de Janeiro, Brazil
November 26, 2007

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS September 30, 2007 and December 31, 2006 Expressed in Millions of United States Dollars

	September30,	December 31,
	2007	2006

	(unaudited)	(Note 1)

Assets

Current assets
Cash and cash equivalents (Note 5)	7,421	12,688
Marketable securities (Note 6)	267	346
Accounts receivable, net	6,374	6,311
Inventories (Note 7)	8,277	6,573
Deferred income taxes (Note 4)	625	653
Recoverable taxes (Note 8)	3,279	2,593
Advances to suppliers	1,134	948
Other current assets	1,275	843

	28,652	30,955

Property, plant and equipment, net	76,041	58,897

Investments in non-consolidated companies and other investments	3,740	3,262

Other assets
Accounts receivable, net	1,096	513
Advances to suppliers	1,292	852
Petroleum and Alcohol account - receivable
from Federal Government (Note 9)	433	368
Government securities	677	479
Marketable securities (Note 6)	1,896	94
Restricted deposits for legal proceedings and guarantees (Note 16)	987	816
Recoverable taxes (Note 8)	2,087	1,292
Deferred income taxes (Note 4)	5	61
Goodwill	255	243
Prepaid expenses	219	244
Inventories (Note 7)	197	210
Other assets	754	394

	9,898	5,566

Total assets	118,331	98,680

The accompanying notes are an integral part of these consolidated financial statements.

	September30,	December 31,
	2007	2006

Liabilities and shareholders’ equity	(unaudited)	(Note 1)

Current liabilities
Trade accounts payable	6,221	5,418
Short-term debt (Note 10)	844	1,293
Current portion of long-term debt (Note 10)	2,081	2,106
Current portion of project financings (Note 12)	2,307	2,182
Current portion of capital lease obligations (Note 13)	241	231
Accrued interest	243	247
Income taxes payable	151	235
Taxes payable, other than income taxes	3,749	3,122
Deferred income taxes (Note 4)	7	8
Payroll and related charges	1,614	1,192
Dividends and interest on capital payable	2,386	3,693
Contingencies (Note 16)	29	25
Advances from customers	458	880
Employees’ post-retirement benefits obligation - Pension (Note 14)	249	198
Other payables and accruals	1,040	956

	21,620	21,786

Long-term liabilities
Long-term debt (Note 10)	10,616	10,510
Project financings (Note 12)	3,786	4,192
Capital lease obligations (Note 13)	524	824
Employees’ post-retirement benefits obligation - Pension (Note 14)	6,460	4,645
Employees’ post-retirement benefits obligation - Health care (Note 14)	6,847	5,433
Deferred income taxes (Note 4)	3,883	2,916
Provision for abandonment	1,852	1,473
Contingencies (Note 16)	284	208
Other liabilities	606	428

	34,858	30,629

Minority interest	2,206	1,966

The accompanying notes are an integral part of these consolidated financial statements.

	September 30,	December 31,
	2007	2006

Shareholders’ equity (Note 15)	(unaudited)	(Note 1)
Shares authorized and issued
Preferred share - 2007 and 2006 - 1,850,364,698 shares	8,620	7,718
Common share - 2007 and 2006 - 2,536,673,672 shares	12,196	10,959
Capital reserve	769	174
Retained earnings
Appropriated	25,178	23,704
Unappropriated	14,343	10,541
Accumulated other comprehensive income
Cumulative translation adjustments	1,869	(6,202)
Post-retirement benefit reserves adjustments, net of tax (US$1,451 and US$1,058 for
September 30, 2007 and December 31, 2006, respectively) - pension cost (Note 14)	(2,818)	(2,052)
Post-retirement benefit reserves adjustments, net of tax (US$591 and US$508 for
September 30, 2007 and December 31, 2006, respectively) - health care cost (Note 14)	(1,147)	(987)
Unrealized gains on available for sale securities, net of tax (US$329 and US$230 for
September 30, 2007 and December 31, 2006, respectively)	639	446
Unrecognized loss on cash flow hedge, net of tax	(2)	(2)

	59,647	44,299

Total liabilities and shareholders’ equity	118,331	98,680

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME September 30, 2007 and 2006 Expressed in Millions of United States Dollars (except number of shares and earnings per share) (Unaudited)

	Nine-month period ended
		September 30,

	2007	2006

Sales of products and services	79,983	69,267
Less:
Value-added and other taxes on sales and services	(14,688)	(13,239)
Contribution of intervention in the economic domain charge - CIDE	(2,884)	(2,701)

Net operating revenues	62,411	53,327

Cost of sales	(34,931)	(28,841)
Depreciation, depletion and amortization	(3,816)	(2,616)
Exploration, including exploratory dry holes	(789)	(545)
Selling, general and administrative expenses	(4,381)	(3,520)
Research and development expenses	(612)	(512)
Other operating expenses	(1,718)	(600)

Total costs and expenses	(46,247)	(36,634)

Equity in results of non-consolidated companies	172	36
Financial income (Note 11)	835	930
Financial expenses (Note 11)	(575)	(1,414)
Monetary and exchange variation on monetary assets and liabilities, net
(Note 11)	(630)	107
Employee benefit expense for non-active participants	(728)	(764)
Other taxes	(485)	(417)
Other expenses, net	9	(58)

	(1,402)	(1,580)

Income before income taxes and minority interest	14,762	15,113

The accompanying notes are an integral part of these consolidated financial statements.

	Nine-month period ended
		September 30,

	2007	2006

Income taxes expense (Note 4)
Current	(3,510)	(4,763)
Deferred	(681)	114

	(4,191)	(4,649)

Minority interest in results of consolidated subsidiaries	(245)	(424)

Net income for the period	10,326	10,040

Net income applicable to each class of shares
Common	5,971	5,806
Preferred	4,355	4,234

Net income for the period	10,326	10,040

Basic and diluted earnings per: (Note 15)
Common and Preferred share	2.35	2.29
Common and Preferred ADS	4.70	4.58(*)

Weighted average number of shares outstanding
Common	2,536,673,672	2,536,673,672
Preferred	1,850,364,698	1,849,747,602

(*) Restated for the effect of the change in the ratio of underlying shares issued in the Company’s name and the American Depositary Shares on July 2, 2007 (see Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS September 30, 2007 and 2006 Expressed in Millions of United States Dollars (Unaudited)

	Nine-month period ended
	September 30,

	2007	2006

Cash flows from operating activities
Net income for the period	10,326	10,040
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	3,816	2,616
Dry hole costs	94	231
Loss on sale of property, plant and equipment	170	224
Deferred income taxes	681	(114)
Equity in results of non-consolidated companies	(172)	(36)
Minority interest in results of consolidated subsidiaries	245	424
Foreign exchange and monetary (gain)/loss	527	723
Accretion expense – asset retirement obligation	72	-
Financial expense/(income) on hedge operations	-	488

Decrease (increase) in assets
Accounts receivable, net	(71)	(260)
Inventories	(641)	(877)
Recoverable taxes	(940)	(219)
Advances to suppliers	5	(103)
Other	(199)	170

Increase (decrease) in liabilities
Trade accounts payable	452	673
Payroll and related charges	219	130
Taxes payable	26	495
Employees’ post-retirement benefits obligation - Pension	539	532
Employees’ post-retirement benefits obligation - Health care	570	437
Other liabilities	200	(136)

Net cash provided by operating activities	15,919	15,438

The accompanying notes are an integral part of these consolidated financial statements.

	Nine-month period ended
	September 30,

	2007	2006

Cash flows from investing activities
Additions to property, plant and equipment	(14,005)	(9,598)
Marketable securities	(1,521)	235
Investment in Ipiranga companies	(364)	-
Acquisition of USA trading and refine companies	-	(416)
Other	190	140

Net cash used in investing activities	(15,700)	(9,639)

Cash flows from financing activities
Short-term debt, net of issuances and repayments	(555)	(379)
Proceeds from issuance and draw-down on long-term debt	1,908	1,220
Principal payments of long-term debt	(2,670)	(2,617)
Proceeds from project financings	292	633
Payments of project financings	(1,395)	(680)
Payments of capital lease obligations	(299)	(238)
Dividends paid to shareholders	(3,852)	(3,112)
Dividends paid to minority interests	(95)	(32)

Net cash used in financing activities	(6,666)	(5,205)

Increase (decrease) in cash and cash equivalents	(6,447)	594
Effect of exchange rate changes on cash and cash equivalents	1,180	632
Cash and cash equivalents at beginning of period	12,688	9,871

Cash and cash equivalents at end of period	7,421	11,097

Supplemental cash flow information:
Cash paid during the period for:
Interest	1,121	1,185
Income taxes	3,768	4,168
Withholding income tax on financial investments	19	45

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
September 30, 2007 and 2006
Expressed in Millions of United States Dollars
(Unaudited)

	Nine-month period ended
	September 30,

	2007	2006

Preferred shares
Balance at January 1	7,718	4,772
Capital increase from undistributed earnings reserve	902	2,939
Capital increase with issue of preferred shares	-	7

Balance at September 30	8,620	7,718

Common shares
Balance at January 1	10,959	6,929
Capital increase from undistributed earnings reserve	1,237	4,030

Balance at September 30	12,196	10,959

Capital reserve - fiscal incentive
Balance at January 1	174	159
Transfer from unappropriated retained earnings	595	12

Balance at September 30	769	171

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance at January 1	(6,202)	(9,432)
Change in the period	8,071	2,482

Balance at September 30	1,869	(6,950)

Post-retirement benefit reserves adjustments, net of tax - pension cost
Balance at January 1	(2,052)	(1,930)
Change in the period	(766)	(148)

Balance at September 30	(2,818)	(2,078)

The accompanying notes are an integral part of these consolidated financial statements.

	Nine-month period ended
	September 30,

	2007	2006

Post-retirements benefit reserves adjustments, net of tax - health care cost
Balance at January 1,	(987)	-
Change in the period	(160)	-

Balance at September 30	(1,147)	-

Unrecognized gains on available-for-sale securities, net of tax
Balance at January 1	446	356
Unrealized gains (losses)	293	(26)
Tax effect on above	(100)	8

Balance at September 30	639	338

Unrecognized loss on cash flow hedge, net of tax
Balance at January 1	(2)	-
Change in the period	-	(3)

Balance at September 30	(2)	(3)

Appropriated retained earnings
Legal reserve
Balance at January 1	3,045	2,225
Transfer from unappropriated retained earnings, net of gain or loss on
translation	495	170

Balance at September 30	3,540	2,395

The accompanying notes are an integral part of these consolidated financial statements.

	Nine-month period ended
	September 30,

	2007	2006

Undistributed earnings reserve
Balance at January 1	20,074	17,439
Capital increase	(1,647)	(6,969)
Transfer from unappropriated retained earnings, net of gain or loss on translation	3,078	1,400

Balance at September 30	21,505	11,870

Statutory reserve
Balance at January 1	585	431
Capital increase	(492)	-
Transfer from unappropriated retained earnings, net of gain or loss on translation	40	33

Balance at September 30	133	464

Total appropriated retained earnings	25,178	14,729

Unappropriated retained earnings
Balance at January 1	10,541	11,968
Net income for the period	10,326	10,040
Dividends (2007 - US$0.53 to common and preferred shares; 2006 - US$0.46 to
common and preferred shares)	-	(2,018)
Interest on shareholders’ equity	(2,316)	-
Appropriation (to) fiscal incentive reserves	(595)	(12)
Appropriation (to) reserves	(3,613)	(1,603)

Balance at September 30	14,343	18,375

Total shareholders' equity	59,647	43,259

Comprehensive income is comprised as follows:
Net income for the period	10,326	10,040
Cumulative translation adjustments	8,071	2,482
Post-retirement benefit reserves adjustments, net of tax - pension cost	(766)	(148)
Post-retirement benefit reserves adjustments, net of tax - health care cost	(160)	-
Unrealized gain on available-for-sale securities	193	(18)
Unrecognized loss on cash flow hedge	(2)	(3)

Total comprehensive income	17,662	12,353

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(unaudited)

1. Basis of Financial Statements Preparation

The accompanying unaudited consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras (the Company) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006 and the notes thereto.

The balance sheet at December 31, 2006 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of September 30, 2007 and for the nine-month periods ended September 30, 2007 and 2006, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2007.

The preparation of these financial statements requires the use of estimates and assumptions that reflect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Certain prior period amounts have been reclassified to conform to the current period’s presentation. These reclassifications had no impact on the Company’s net income or shareholders’ equity.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under section 11 does not extend to the information included herein.

2. Recently Adopted Accounting Standards

a) FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109 (FIN 48)

In July 2006, the FASB issued FIN 48, which became effective on January 1, 2007. (see Note 4).

3. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from its normal course of business. Such market risks principally involve the possibility that changes in interest rates, foreign currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains a corporate risk management policy that is executed under the direction of the Company's executive officers.

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the possible adverse effect on the value of an asset or liability, including financial instruments that results from changes in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

a) Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility which may impact the value of certain of the Company’s obligations. The table below provides information about our foreign exchange derivative contracts.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

a) Foreign currency risk management (Continued)

Foreign Currency			Fair value

		Notional	September 30,	December 31,
Maturing in 2007		Amount	2007	2006

Zero Cost Collar		192	35	21
Contractual rates (EUR/USD)
Interest payments
Floor / Cap	0.94 / 1.18
Final principal payments
Floor / Cap	1.0725 / 1.18

Forwards
Sell USD / Pay BRL		50	2	1
Average Contractual Exchange rate	1.945
Sell USD / Pay ARS		10	-	2
Average Contractual Exchange rate	3.25

		252	37	24

Cash flow hedge

In September, 2006, PifCo entered into cross currency swap under which it swaps principal and interest payments on Yen denominated funding into U.S. dollar amounts. The assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective.

Cross Currency Swaps			Fair value

		Notional Amount	September 30,	December 31,
Maturing in 2016		(Million Yen)	2007	2006

Fixed to Fixed
Average Pay Rate (USD)	5.69%	35,000	5	(9)
Average Receive Rate (JPY)	2.15%

Total		35,000	5	(9)

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b) Commodity price risk management

Petroleum and oil products

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities are primarily undertaking through the uses of future contracts traded on stock exchanges; and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges for anticipated crude oil purchases and sales, generally forecasted to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatility of such prices.

The Company's exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in currently period earnings, irrespective of when the physical crude sales occur. For the nine-month periods ended September 30, 2007 and 2006, the Company entered into commodity derivative transactions for 46.8% and 23.5%, respectively, of its total import and export trade volumes.

The open positions in the futures market, compared to spot market value, resulted in a recognized loss of US$9 and a gain of US$41 during the nine-month periods ended September 30, 2007 and 2006, respectively.

c) Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP) as fixed by the National Monetary Counsel. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

d) Natural gas derivative contract

In connection with the long-term contract to buy gas (“The Gas Supply Agreement” or "GSA") to supply thermoelectric plants and for other uses in Brazil, the Company entered into a contract, with the company Empresa Petrolera ANDINA, a gas producer in Bolivia, that constituted a derivative financial instrument under SFAS 133. This contract, the Natural Gas Price Volatility Reduction Contract (the "PVRC"), was executed with the purpose of reducing the effects of price volatility under the GSA.

The terms of the PVRC provided for a price collar for the period from 2005 to 2019, with the Company receiving cash payments when the calculated price is above the established ceiling, and the Company making cash payments when the price is below the established floor, with no cash payments being made when the price is between the ceiling and the floor.

Due to the new Hydrocarbons Law of Bolivia (see Note 18), the other party to the PVRC contested the contract, alleging among others, “force majeure” and excessive onus. Consequently, the Company adjusted the fair value asset and liabilities related to the PVRC by recording a financial expense of US$328 during the first quarter of 2006 as a result of the tax increases in Bolivia.

On August 12, 2006, the parties agreed to cancel the PVRC. As a result, on August 14, 2006 the Company received US$41, wrote-off accounts receivable related to the PVRC amounting to US$77, and wrote-off the remaining fair value asset of US$94 as a consequence of the cancellation of contract.

4. Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively for the nine-month periods ended September 30, 2007 and 2006.

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory tax rate.

4. Income Taxes (Continued)

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). This Interpretation provides guidance on recognition, classification and disclosure concerning uncertain tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. The Company adopted this Interpretation effective January 1, 2007. The adoption did not have a material impact on Petrobras’ consolidated financial statements.

The Company and its subsidiaries file tax returns in Brazilian jurisdiction and in many foreign jurisdictions. Tax inspections in major jurisdictions are generally complete through 2001. The Company classifies interest on income tax related balances as interest expense or interest income and classifies tax related penalties as operating expenses. At January 1, 2007, the Company had no material accrued interest and penalties payable.

The following table reconciles the tax calculated based upon statutory tax rates to the income tax expense recorded in these consolidated financial statements.

	Nine-month period
	ended September, 30

	2007	2006

Income before income taxes and minority interest
Brazil	14,422	14,475
International	340	638

	14,762	15,113

Tax expense at statutory rates - (34%)	(5,019)	(5,138)
Adjustments to derive effective tax rate:
Non-deductible post-retirement and health-benefits	(224)	(162)
Tax benefit on interest on shareholders’ equity (see Note 15)	788	683
Tax incentive (1)	587	-
Results of international subsidiaries	(199)	(52)
Other	(124)	20

Income tax expense per consolidated statement of income	(4,191)	(4,649)

(1) It relates to tax incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentived activities. Up to September 30, 2007 this incentive amounted to US$587 and has been accounted for under the flow through method. On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct this incentive from income tax payable, covering the tax years of 2006 until 2015.

4. Income Taxes (Continued)

The following table shows a breakdown between domestic and international income tax expense (benefit) recorded in these consolidated financial statements:

	Nine-month period ended
	September, 30

	2007	2006

Income tax expense per consolidated statement of income:
Brazil
Current	(3,346)	(4,522)
Deferred	(627)	110

	(3,973)	(4,412)

International
Current	(164)	(241)
Deferred	(54)	4

	(218)	(237)

	(4,191)	(4,649)

The deferred tax amounts recorded are principally generated through transactions occurring in Brazil and there are no significant deferred tax amounts from international locations. There is no netting of taxes between international jurisdictions.

4. Income Taxes (Continued)

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	September 30,	December 31,
	2007	2006

Current assets
Inventories	11	101
Lease obligations	(6)	53
Provision for profit sharing	161	159
Employees’ post-retirement benefits	116	65
Other temporary differences	343	295

	625	673

Current liabilities
Other temporary differences	(7)	(28)

	(7)	(28)

Net current deferred tax assets	618	645

Current deferred tax liabilities	(7)	(8)

Current deferred tax assets	625	653

4. Income Taxes (Continued)

	September 30,	December 31,
	2007	2006

Non-current assets
Employees’ post-retirement benefits, net of
Accumulated postretirement benefit reserves
adjustments	2,263	2,101
Deferred charges	148	159
Tax loss carryforwards	700	514
Investments	122	53
Lease obligations	47	51
Inventories revaluation	39	37
Derivatives	13	11
Allowance for doubtful accounts	59	47
Provision for contingencies	80	67
Project financings	232	95
Other temporary differences, not significant
individually	377	328
Valuation allowance	(381)	(426)

	3,699	3,037

Non-current liabilities
Capitalized exploration and development costs	(5,342)	(4,041)
Property, plant and equipment	(1,447)	(1,140)
Hedge	(26)	(21)
Investments	(110)	(88)
Tax effect on unrealized loss on investments
available-for-sale	(242)	(186)
Other temporary differences, not significant
individually	(410)	(416)

	(7,577)	(5,892)

Net non-current deferred tax liabilities	(3,878)	(2,855)

Non-current deferred tax assets	5	61

Non-current deferred tax liabilities	(3,883)	(2,916)

Net deferred tax liabilities	(3,260)	(2,210)

5. Cash and Cash Equivalents

	September 30,	December 31,
	2007	2006

Cash	1,225	1,692
Investments - Brazilian reais(1)	1,428	4,072
Investments - U.S. dollars (2)	4,768	6,924

	7,421	12,688

(1) Comprised primarily federal public bonds with immediate liquidity and the securities are tied to the American dollar quotation or to the remuneration of the Interbank Deposits - DI.

(2) Comprised primarily by Time Deposit and securities with fixed income.

6. Marketable Securities

	September 30,	December 31,
	2007	2006

Marketable securities classification:
Available-for-sale	1,864	185
Trading	168	112
Held-to-maturity	128	143
Others	3	-

	2,163	440

Less: Current portion of marketable securities	(267)	(346)

Long-term portion of marketable securities	1,896	94

Marketable securities are comprised primarily of amounts the Company has invested in an exclusive fund, excluding the Company’s own securities, which are considered repurchased. The exclusive fund is consolidated, and the equity and debt securities within the portfolio are classified as trading or available-for-sale under SFAS 115 based on management’s intent. Trading securities are principally Brazilian bonds, which are bought and sold frequently with the objective of making short-term-profits on market price changes. Available-for-sale securities are principally LCN (Credit Liquid Note) agreements and certain other bonds for which the Company does not have current expectations to trade actively. Trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements. Available-for-sale securities are presented as “other assets”, as they are not expected to be sold or liquidated within the next twelve months.

6. Marketable Securities (Continued)

As of September 30, 2007 Petrobras had a balance of US$1,588 linked to B Series National Treasury Notes, which are accounted for as available-for-sale securities in accordance with SFAS 115. The B Series National Treasury Notes will be used in the future to guarantee future long term agreements entered into with Petros, Petrobras’ pension plan (see Note 14). The nominal value of the NTN-Bs is restated based on variations in the Amplified Consumer Price Index (IPCA). The due dates of these notes are 2024 and 2035 and interest coupons will be paid at half-yearly intervals based on the set rates for buy transactions and range from 6.12% to 7.13% p.a..

7. Inventories

	September 30,	December 31,
	2007	2006

Products
Oil products	2,698	2,220
Fuel alcohol	155	160

	2,853	2,380
Raw materials, mainly crude oil	3,403	2,989
Materials and supplies	1,966	1,274
Other	252	140

	8,474	6,783

Current inventories	8,277	6,573

Long-term inventories	197	210

8. Recoverable Taxes

Recoverable taxes consisted of the following:

	September 30,	December 31,
	2007	2006

Local:
Domestic value-added tax (ICMS) (1)	2,282	1,980
Income tax and social contribution	472	518
PASEP/COFINS (2)	2,035	1,124
Foreign value-added tax (IVA)	99	108
Other recoverable taxes	478	155

	5,366	3,885

Less: Long-term recoverable taxes	(2,087)	(1,292)

Current recoverable taxes	3,279	2,593

(1) Domestic value-added sales tax is composed of credits generated by commercial operations and by the acquisition of property, plant and equipment and can be offset with taxes of the same nature.

(2) PASEP and COFINS are social security contributions payable in respect of sales of products and services and financial revenues.

These contributions and the domestic value-added tax (ICMS) are not cumulative and amounts paid related to these taxes in the acquisition of products and/or services can be offset when these products and services are sold, which means a tax credit is generated when the purchase is made and such credit is then offset upon sale to final customer.

The income tax and social contribution recoverable will be offset against future taxable income.

Petrobras plans to fully recover these taxes, and as such, no allowance has been provided.

9. Petroleum and Alcohol Account - Receivable from Federal Government

The following summarizes the changes in the Petroleum and Alcohol account for the nine-month period ended September 30, 2007:

Nine-month
period ended
September 30,
2007

Opening balance	368
Financial income	5
Translation gain	60

Ending balance	433

Petrobras after having provided all needed information required by National Treasury Secretariat - STN is in articulation with this Secretariat aiming to solve the remaining outstanding differences existing between the parts, in order to conclude the settlement process as established by Provisional Measure No. 2,181, of August 24, 2001.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by Petrobras to the Federal Government, including taxes; or (3) by a combination of the above options.

10. Financings

a) Short-term debt

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	September 30,	December 31,
	2007	2006

Imports - oil and equipment	52	148
Working capital	792	1,145

	844	1,293

10. Financings (Continued)

a) Short-term debt (Continued)

The weighted average annual interest rates on outstanding short-term borrowings were 4.01% and 4.68% at September 30, 2007 and December 31, 2006, respectively.

b) Long-term debt

  Composition

	September 30,	December 31,
	2007	2006

Foreign currency
Notes	3,338	4,217
Financial institutions	4,713	3,550
Sale of future receivables	631	680
Suppliers’ credits	1,001	1,215
Senior exchangeable notes	330	330
Assets related to export program be offset
against sales of future receivables	(150)	(150)
Repurchased securities (1)	-	(19)

	9,863	9,823

Local currency
National Economic and Social
Development
Bank - BNDES (state-owned company)	631	865
Debentures:
BNDES (state-owned company)	698	626
Other banks	1,322	1,093
Other	183	209

	2,834	2,793

Total	12,697	12,616
Current portion of long-term debt	(2,081)	(2,106)

	10,616	10,510

10. Financings (Continued)

b) Long-term debt (Continued)

(1) At September 30, 2007 and December 31, 2006, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the Petrobras group companies and some of the SPEs that the Company consolidates according to FIN 46(R), in the total amount of US$909 and US$982, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, of zero (US$19 for December 31, 2006), and project financings, of US$909 (US$963 for December 31, 2006) (see also Note 12). Gains and losses on the extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lower than face amount are recorded as premium or discounts and are amortized over the life of the notes. Petrobras incurred in expenses in the total amount of US$160 on extinguishment of debt during the period ended September 30, 2006. In connection with the Exchange Offer, occurred on February 7, 2007(see Global Notes – PifCo), PifCo paid US$56 related to the amount above the face amount of the old Notes exchanged. This amount was associated to the new Notes and has been amortized in accordance with the effective interest method. As of September 30, 2007 and December 31, 2006, the Company had an outstanding balance of net premiums on reissuance that amounted to US$28 and US$45, respectively.

  Composition of foreign currency denominated debt by currency

	September 30,	December 31,
	2007	2006

Currency
United States dollars	8,922	8,928
Japanese Yen	604	626
Euro	275	269
Other	62	-

	9,863	9,823

10. Financings (Continued)

b) Long-term debt (Continued)

  Maturities of the principal of long-term debt

The long-term portion at September 30, 2007 becomes due in the following years:
2008	467
2009	980
2010	1,877
2011	1,138
2012	1,539
2013 and thereafter	4,615

10,616

Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	September 30,	December 31
	2007	2006

Foreign currency
6% or less	2,976	2,373
Over 6% to 8%	4,463	3,805
Over 8% to 10%	2,251	3,321
Over 10% to 15%	173	324

	9,863	9,823

Local currency
6% or less	472	470
Over 6% to 8%	-	167
Over 8% to 10%	904	858
Over 10% to 15%	1,458	1,298

	2,834	2,793

	12,697	12,616

10. Financings (Continued)

b) Long-term debt (Continued)

Global Notes - PifCo

The subsidiary Petrobras International Finance Company - PifCo made a note exchange offer, with the transaction being settled on February 07, 2007. PifCo consequently received and accepted offers to the amount of US$399 (face value). The old securities received under the exchange were cancelled on the same date and as a result PifCo issued new securities on the transaction settlement date maturing in 2016 with a coupon of 6.125% p.a. to the amount of US$399. The securities constitute a single, fungible issuance with the US$500 issued on October 06, 2006, amounting to US$899 in securities issued with maturity in 2016. PifCo also paid investors the amount equal to US$56 as a result of the offering to exchange the securities. The transaction has been treated as an exchange for financial reporting purposes and accordingly, the US$56 will be amortized to interest expense over the life term of the notes in accordance with the effective interest method.

Notes - Pesa

On May 07, 2007, Petrobras Energia S.A. (Pesa), a company indirectly controlled by Petrobras, issued notes amounting to US$300 with a term of 10 years and 5.875% interest p.a. Interest will be paid semiannually and the principal will be paid in a single installment at maturity. The issuance was made both in the Argentinean and in the International market.

Loan to Petrobras Netherlands BV (PNBV)

On September 12, 2007 the subsidiary Petrobras Netherlands BV (PNBV) signed a loan agreement with Banco Bilbao Vizcaya Argentaria (BBVA) for the amount of US$200, with interest of 5.94% p.a. and a term of four years.

In addition, PNBV contracted a line of credit with Banco Santander Overseas Bank, Inc. - SANTANDER for up to US$300. The term is for one year and may be extended for up to two years in the full amount, and partially, for the full term of six years. The rate of interest charged is 5.30% p.a..

11. Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the nine-month periods ended September 30, 2007 and 2006 are shown as follows:

	Nine-month period ended
	September 30,

	2007	2006

Financial expenses
Loans and financings	(798)	(868)
Capitalized interest	967	724
Project financings	(443)	(386)
Leasing	(62)	(79)
Repurchased securities losses	(29)	(160)
Losses on derivatives instruments	(100)	(499)
Other	(110)	(146)

	(575)	(1,414)
Financial income
Investments	465	466
Clients	58	154
Government securities	36	70
Advances to suppliers	19	21
Other	257	219

	835	930

Monetary and exchange variation on monetary assets
and liabilities, net	(630)	107

	(370)	(377)

12. Project Financings

Since 1997, the Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

The special purpose entities (SPEs) associated with the project financings projects activities are consolidated based on FIN 46(R), and the project financing obligation represents the debt of the consolidated SPEs with the third-party lender.

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

The following summarizes the liabilities related to the projects that were in progress at September 30, 2007 and December 31, 2006:

	September 30,	December 31,
	2007	2006

Barracuda/Caratinga	1,104	1,405
Transportadora Gasene	1,054	617
Companhia Locadora de Equipamentos Petrolíferos - CLEP	909	963
Charter Development - CDC (1)	892	876
PDET Offshore S.A.	875	662
Codajás (2)	809	411
Cabiúnas	657	683
Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI	411	175
Nova Marlim	166	142
Nova Transportadora do Sudeste - NTS (3)	-	543
Nova Transportadora do Nordeste - NTN (3)	-	449
Espadarte/Voador/Marimbá (EVM) (4)	-	282
Other	125	129
Repurchased securities (5)	(909)	(963)

	6,093	6,374

Current portion of project financings	(2,307)	(2,182)

Long-term portion of project financings	3,786	4,192

12. Project Financings (Continued)

(1) Charter Development - CDC is responsible for Marlim Leste (P-53 project).
(2) Codajás consolidates Transportadora Urucu - Manaus S.A. which is responsible for the Amazonia Project.
(3) Nova Transportadora do Sudeste - NTS and Nova Transportadora do Nordeste - NTN take part in the consortium responsible for Malhas Project. PifCo, a wholly-owned subsidiary, prepaid the obligation related to these projects.
(4) EVM Project was concluded during 2007 and the obligation was settled.
(5) At September 30, 2007 and December 31, 2006, the Company had amounts invested abroad in an exclusive investment fund. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and project financings. (see also Notes 6 and 10).

The Company has received certain advances amounting to US$324 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset. At September 30, 2007, the long-term portion of project financings becomes due in the following years:

2008	741
2009	1,403
2010	493
2011	186
2012	163
2013 and thereafter	800

3,786

12. Project Financings (Continued)

Exercise of option to purchase shares of EVM Leasing Co.

On June 18, 2007, Braspetro Oil Company (BOC), a wholly owned subsidiary of Petrobras, exercised its option to purchase all the shares of EVM Leasing Co., for US$123, the owner of the assets, financed by the investors and financiers of the EVM project financing, in light of the conclusion of the financing structure and other contractual obligations of the project settled by Petrobras.

As the Company’s previous variable interest in EVM Leasing Company was being accounted for in accordance with FIN 46(R), the 2007 share acquisition had no material impact on Petrobras’ consolidated accounting records.

13. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At September 30, 2007, assets under capital leases had a net book value of US$893 (US$970 at December 31, 2006).

The following is a schedule by year of the future minimum lease payments at September 30, 2007:

2007	80
2008	277
2009	248
2010	194
2011	81
2012	25
2013 and thereafter	-

Estimated future lease payments	905

Less amount representing interest at 6.2% to 12.0% annual	(140)

Present value of minimum lease payments	765
Less current portion of capital lease obligations	(241)

Long-term portion of capital lease obligations	524

14 Employees’ Post-retirement Benefits and Other Benefits

The Company sponsors a contributory defined benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. In 2006, the Company made contributions of US$362 to pension and health care plans.

The balances related to Employees’ Post-retirement Benefits are represented as follows:

	As of

	September 30,		December 31,
	2007		2006

		Health		Health
	Pension	care	Pension	care
	benefits	benefits	benefits	benefits

Current liabilities	249	-	198	-
Long-term liabilities	6,460	6,847	4,645	5,433

Employees’ post-retirement benefits obligations	6,709	6,847	4,843	5,433

Accumulated other comprehensive income	4,269	1,738	3,110	1,495
Tax effect	(1,451)	(591)	(1,058)	(508)

Net balance recorded in shareholders’ equity	2,818	1,147	2,052	987

14. Employees’ Post-retirement Benefits and Other Benefits (Continued)

Net periodic benefit cost includes the following components:

	As of September 30,

	2007		2006

		Health		Health
	Pension	care	Pension	care
	benefits	benefits	benefits	benefits

Service cost - benefits earned during the period	168	74	131	60
Interest on projected benefit obligation	1,475	460	1,279	444
Expected return on plan assets	(1,093)	-	(850)	-
Amortization of net (gain)/ loss	112	60	237	68
Amortization of prior service cost	16	54	-	-

	678	648	797	572

Employees’ contributions	(127)	-	(100)	-

Net periodic benefit cost	551	648	697	572

The Petros Plan is closed to new employees of the Petrobras system since September 2002, and as from July 1, 2007, the Company introduced a new private pension plan, Petros Plan 2.

The Company has been evaluating and negotiating alternatives and arrangements for the settlement of actuarial deficits of Petros Plan.

On April 19, 2006, the Company, aiming to achieve an agreement regarding its Supplementary Pension Plan, presented to employee participants and retirees a proposal to bring equilibrium to the actual Petros Plan and to implement a new plan, denominated Petros Plan 2.

Execution of the proposal presented by the Company’s Executive Board was subject to a number of conditions, including the renegotiation of the Petros Plan Regulations, in relation to the means of readjusting the benefits and pensions, considering a significant rate of individual accession of employees and dependants.

14. Employees’ Post-retirement Benefits and Other Benefits (Continued)

The target for the minimum accession number to the renegotiation was set at 2/3 (two-thirds) of the members and the final deadline for them to make their choice was February 28, 2007. The target was met and the proposal submitted by the Company became effective, which changed two conditions of the plan: i) salary increases of active employees will no longer be passed to retired employees, who will be entitled to inflation indexation (IPCA); and ii) eventual decreases in pensions provided by the governmental plan will no longer be absorbed by Petros Plan.

In return for accepting the renegotiation, the participants, retired members and pensioners received the financial incentive of US$523 that was recorded as component of “Other operating expenses”.

On August 17, 2007, the Company’s Executive Board approved changes in Petros Plan regulations in relation to the agreement presented on April 19, 2006, which will not materially affect the projected benefit obligation. Also, the Executive Board approved changes in the Plan regulations to include the assumptions related to the two judicial proceedings taken by some participants against Petros, which are: i) the lowering of age for employees who joined Petrobras in 1978/1979 and; ii) same coverage of governmental pension for widows, that increased “Employees’ post-retirement benefit obligations - Pension” in the amount of US$443 and “Accumulated other comprehensive income, Post-retirement benefit reserves adjustments, net of tax - pension cost”, in the amount of US$314.

On September 12, 2007 Petrobras and the subsidiaries sponsoring the Petros Plan, trade union organizations and Petros signed an Agreement that will cover commitments with pension plans in the amount of US$2,380, which will be paid in installments over the next 20 years, as previously agreed during the renegotiation process, also providing guarantees to such amount, which is already accrued in the consolidated financial statements.

As of September 30, 2007 Petrobras had a balance of US$1,588 linked to B Series National Treasury Notes, classified as non-current asset, which will be used in the future as a guarantee for the above mentioned Settlement Agreement. In addition, on October 03, 2007, Petrobras purchased US$218 in B Series National Treasury Notes (see Note 5).

14. Employees’ Post-retirement Benefits and Other Benefits (Continued)

New benefit plan (Petros Plan 2)

On June 22, 2007, the Supplementary Pensions Office approved the introduction of a new supplementary pension plan called Petros Plan 2 to the new employees as well as those who have joined the Company after September 2002 and had no Pension Plan.

This Plan was formulated according to the Variable Contribution - VC, or mixed model, with the resources capitalized through particular accounts, retirement pensions established according to the account balances, in addition to the coverage for social security risks (disability and mortality before retirement) and the benefit payment options in case of perpetual assistance system, with estimated pension reversal for dependents after the death of the holder, or the quotas receiving regiment, for an unlimited period, in addition to the guarantee of a minimum benefit.

Petrobras and the other sponsors will fully assume the contributions corresponding to the period in which the new participants had no plan. This past service shall consider the period from August 2002 or the date of admission up to August 29, 2007.

The disbursements will be conducted over the first months for contributions up to the total months the participant had no plan, and shall cover the portion relating to the participants and sponsor.

The impacts related to the Petros Plan 2 were calculated by independent actuaries and were accounted for in accordance with the standards established in SFAS 87, 132 and 158, which increased “Employees’ post-retirement benefit obligations - Pension” in the amount of US$214 and “Accumulated other comprehensive income, Post-retirement benefit reserves adjustments, net of tax - pension cost”, in the amount of US$122.

15 Shareholders’ Equity

The Company’s subscribed and fully paid-in capital at September 30, 2007 and at December 31, 2006 consisted of 2,536,673,672 common shares and 1,850,364,698 preferred shares. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

The relation between the American Depository Shares (ADS) and shares of each class had been four shares for one ADS since September 1, 2005.

On May 11, 2007, the Board of Directors approved the change in the ratio of underlying shares issued in the Company’s name and the American Depositary Shares (ADS’s) from 4 (four) shares for each ADS to 2 (two) shares for each ADS. The purpose of this change in the ratio between the shares and ADS’s is to facilitate the purchase of ADS’s on the New York Stock Exchange - NYSE by small investors, consequently broadening the Company’s shareholder base. This decision also reflects Petrobras’ confidence in its future results. This change came into effect on July 2, 2007. All per ADS information in the accompanying financial statements and notes has been adjusted to reflect the result of the change in the ratio of underlying shares issued in the Company’s name and the ADS’s.

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 2, 2007, the shareholders of Petrobras approved an increase in the Company’s capital to US$24,623 (R$52,644) through the capitalization of revenue reserves accrued during previous financial years, in the amount of US$1,647 (R$3,372), and of statutory reserve, in the amount of US$492 (R$1,008), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6.404/76.

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 3, 2006, the shareholder’s of the Company approved an increase in the Company’s capital to US$22,397 (R$48,248) through the capitalization of retained earnings accrued during previous financial years, in the amount of US$6,969 (R$15,012), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6,404/76.

15. Shareholders’ Equity (Continued)

Pursuant to article 29, section II of the Company Bylaws, on December 15, 2006, the Board of Directors authorized the buyback of part of the preferred shares in circulation for future cancellation, using funds from the profit reserves subject to the following terms:

a) Objective: reduce the excess cash and enhance the capital structure, helping to reduce the cost of Petrobras’ capital;

b) Amount: up to 91,500,000 preferred shares, corresponding to 4.9% of the total of this class of share in circulation, which is 1,850,364,698 shares;

c) Price: the acquisition will occur on the Stock Exchange, at market values on the acquisition dates throughout the buyback term;

d) Term: up to 365 (three hundred and sixty-five) days as from December 15, 2006.

On July 25, 2007 and September 30, 2007, the Board of Directors approved the distribution of remuneration to the shareholders in the form of interest on shareholder’s equity, in accordance with Article 9 of Law 9,249/95 and Decrees nº 2,673/98 and 3,381/00, in the amount of US$1,164 and US$1,152 respectively, corresponding to a gross value of US$0.27 and US$0.26 per common and preferred shares, respectively. These amounts have already been accrued in the consolidated financial statements as of September 30, 2007, which represents less than the minimum obligation related to the dividend required by the Company’s by-laws. The provisioning of interest on shareholders’ equity generated income tax and social contribution credits in the amount of US$788.

The first installment of interest on shareholder’s equity will be made available to the shareholders by January 31, 2008, and the second installment by March 31, 2008, based on the share position as of August 17, 2007, and October 05, 2007, respectively, and will be deducted from the dividends to be distributed at the end of the financial year of 2007, restated according to variations in the Selic interest rate, if paid prior to December 31, 2007, from the actual date of payment to the end of that financial year. If paid out in 2008, the amount to be paid will be restated monthly according to variations in the Selic interest rate, from December 31, 2007 up to the date on which payment commences.

15. Shareholders’ Equity (Continued)

This interest on share capital is subject to 15% (fifteen percent) income tax, except for those shareholders who can claim immunity or exemption.

On April 02, 2007, the Ordinary General Meeting approved dividends referring to the year end 2006, amounting to US$3,693 corresponding to US$0.84 per common and preferred share, including interest on shareholders’ equity, for which US$2,052 were made available to the shareholders on January 04, 2007, corresponding to US$0.47 per share, based on the share position as of October 31, 2006, US$923 was provided on March 30, 2007, based on the share position as of December 28, 2006, corresponding to US$0.21 per share and the remaining balance of US$718, corresponding to US$0.16 per share, were provided within the legal term on May 17, 2007, based on the share position as of April 02, 2007.

These dividends were restated according to the Selic interest rate from December 31, 2006 to May 17, 2007, the payment date.

Basic and diluted earnings per share amounts have been calculated as follows:

	Nine-month period ended
	September 30,

	2007	2006

Net income for the period	10,326	10,040
Less priority preferred share dividends	(963)	(558)
Less common shares dividends, up to the priority
preferred shares dividends on a per-share basis	(1,320)	(765)

Remaining net income to be equally allocated to
common and preferred shares	8,043	8,717

Weighted average number of shares outstanding
Common	2,536,673,672	2,536,673,672
Preferred	1,850,364,698	1,849,747,602

Basic and diluted earnings per:
Common and preferred share	2.35	2.29
Common and preferred ADS	4.70	4.58 (*)

* Restated for the effect of the change in the ratio of underlying shares issued in the Company’s name and the American Depositary Shares on July 2, 2007.

16 Commitments and Contingencies

Petrobras is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily determinable.

a) Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable.

At September 30, 2007 and December 31, 2006, the respective amounts accrued by type of claims are as follows:

	September 30,	December 31,
	2007	2006

Labor claims	45	38
Tax claims	121	47
Civil claims	128	97
Commercials claims and other contingencies	19	51

Total	313	233

Current contingencies	(29)	(25)

Long-term contingencies	284	208

16. Commitments and Contingencies (Continued)

a) Litigation (Continued)

As of September 30, 2007 and December 31, 2006, in accordance with Brazilian law, the Company had paid US$987 and US$816, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

b) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on operations or cash flows.

17. Segment Information

The following presents the Company’s assets by segment:

	As of September 30, 2007

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	4,153	11,829	2,778	2,413	2,513	11,022	(6,056)	28,652

Cash and cash equivalents	-	-	-	-	-	7,421	-	7,421
Other current assets	4,153	11,829	2,778	2,413	2,513	3,601	(6,056)	21,231

Investments in non-consolidated
companies
and other investments	69	1,405	510	1,520	32	204	-	3,740

Property, plant and equipment, net	43,264	12,963	9,345	7,339	1,763	1,377	(10)	76,041

Non current assets	1,317	533	1,452	592	512	5,882	(390)	9,898

Petroleum and Alcohol account	-	-	-	-	-	433	-	433
Government securities	-	-	-	-	-	677	-	677
Other assets	1,317	533	1,452	592	512	4,772	(390)	8,788

Total assets	48,803	26,730	14,085	11,864	4,820	18,485	(6,456)	118,331

17. Segment Information (Continued)

	As of September 30, 2007

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Current assets	1,735	1,082	1,078	176	221	(1,879)	2,413

Cash and cash equivalents	-	-	-	-	-	-	-
Other current assets	1,735	1,082	1,078	176	221	(1,879)	2,413

Investments in non-consolidated
companies
and other investments	905	295	274	20	26	-	1,520

Property, plant and equipment, net	5,868	997	203	166	134	(29)	7,339

Non current assets	534	78	65	13	1,755	(1,853)	592

Other assets	534	78	65	13	1,755	(1,853)	592

Total assets	9,042	2,452	1,620	375	2,136	(3,761)	11,864

17. Segment Information (Continued)

	As of December 31, 2006

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,966	9,668	1,256	2,371	1,978	15,413	(2,697)	30,955

Cash and cash equivalents	-	-	-	-	-	12,688	-	12,688
Other current assets	2,966	9,668	1,256	2,371	1,978	2,725	(2,697)	18,267

Investments in non-consolidated companies
and other investments	33	970	394	1,721	20	124	-	3,262

Property, plant and equipment, net	33,979	9,828	6,828	5,722	1,468	1,072	-	58,897

Non current assets	1,388	354	1,119	460	209	2,523	(487)	5,566

Petroleum and Alcohol account	-	-	-	-	-	368	-	368
Government securities	-	-	-	-	-	479	-	479
Other assets	1,388	354	1,119	460	209	1,676	(487)	4,719

Total assets	38,366	20,820	9,597	10,274	3,675	19,132	(3,184)	98,680

17. Segment Information (Continued)

	As of December 31, 2006

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets	1,486	1,019	954	134	219	(1,441)	2,371

Cash and cash equivalents	-	-	-	-	-	-	-
Other current assets	1,486	1,019	954	134	219	(1,441)	2,371

Investments in non-consolidated
companies
and other investments	990	360	280	66	25	-	1,721

Property, plant and equipment, net	4,436	834	216	162	94	(20)	5,722

Non current assets	546	36	49	13	669	(853)	460

Other assets	546	36	49	13	669	(853)	460

Total assets	7,458	2,249	1,499	375	1,007	(2,314)	10,274

17. Segment Information (Continued)

Revenues and net income by segment are as follows:

	Nine-month period ended September 30, 2007

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	2,015	35,971	2,587	5,700	16,138	-	-	62,411
Inter-segment net operating revenues	26,859	13,246	811	687	276	-	(41,879)	-

Net operating revenues	28,874	49,217	3,398	6,387	16,414	-	(41,879)	62,411
Cost of sales	(10,608)	(42,797)	(2,991)	(4,840)	(14,858)	-	41,163	(34,931)
Depreciation, depletion and amortization	(2,267)	(752)	(162)	(417)	(112)	(106)	-	(3,816)
Exploration, including exploratory dry holes	(398)	-	-	(391)	-	-	-	(789)
Selling, general and administrative expenses	(245)	(1,516)	(341)	(468)	(780)	(1,109)	78	(4,381)
Research and development expenses	(302)	(115)	(66)	(1)	(4)	(124)	-	(612)
Other operating expenses	(223)	(107)	(346)	(58)	(67)	(918)	1	(1,718)

Costs and expenses	(14,043)	(45,287)	(3,906)	(6,175)	(15,821)	(2,257)	41,242	(46,247)
Equity in results of non-consolidated companies	-	17	65	130	-	(40)	-	172
Financial income (expenses), net	-	-	-	-	-	(370)	-	(370)
Employee benefit expense	-	-	-	-	-	(728)	-	(728)
Other taxes	(31)	(54)	(32)	(51)	(66)	(251)	-	(485)
Other expenses, net	(15)	(10)	(23)	49	(3)	11	-	9

Income (loss) before income taxes and
minority interest	14,785	3,883	(498)	340	524	(3,635)	(637)	14,762
Income tax benefits (expense)	(5,027)	(1,314)	192	(218)	(178)	2,137	217	(4,191)
Minority interest in results of consolidated
subsidiaries	(126)	(4)	(196)	(163)	-	244	-	(245)

Net income (loss) for the period	9,632	2,565	(502)	(41)	346	(1,254)	(420)	10,326

A portion of the expenses associated with idle thermoelectric plants were allocated to Cost of sales, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses. Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

17. Segment Information (Continued)

	Nine-month period ended September 30, 2007

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	794	3,060	395	1,430	14	7	5,700
Inter-segment net operating revenues	1,096	1,126	37	13	-	(1,585)	687

Net operating revenues	1,890	4,186	432	1,443	14	(1,578)	6,387
Cost of sales	(677)	(3,996)	(350)	(1,381)	(14)	1,578	(4,840)
Depreciation, depletion and amortization	(330)	(51)	(11)	(15)	(10)	-	(417)
Exploration, including exploratory dry holes	(391)	-	-	-	-	-	(391)
Selling, general and administrative expenses	(140)	(56)	(14)	(89)	(169)	-	(468)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	(68)	15	11	8	(23)	(1)	(58)

Costs and expenses	(1,606)	(4,088)	(364)	(1,477)	(217)	1,577	(6,175)
Equity in results of non-consolidated companies	6	21	16	-	49	38	130
Other taxes	(6)	(2)	(1)	(2)	(40)	-	(51)
Other expenses, net	(1)	22	10	-	18	-	49

Income (loss) before income taxes and
minority interest	283	139	93	(36)	(176)	37	340
Income tax benefits (expense)	(212)	(18)	(1)	(3)	16	-	(218)
Minority interest in results of consolidated subsidiaries	(62)	(50)	(15)	13	(11)	(38)	(163)

Net income (loss) for the period	9	71	77	(26)	(171)	(1)	(41)

A portion of the expenses associated with idle thermoelectric plants were allocated to Cost of sales, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses. Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

17. Segment Information (Continued)

	Nine-month period ended September 30, 2006

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	2,499	32,137	2,108	3,087	13,496	-	-	53,327
Inter-segment net operating revenues	24,943	11,056	895	844	210	-	(37,948)	-

Net operating revenues	27,442	43,193	3,003	3,931	13,706	-	(37,948)	53,327

Cost of sales	(10,229)	(38,491)	(2,643)	(2,376)	(12,432)	-	37,330	(28,841)
Depreciation, depletion and amortization	(1,542)	(469)	(140)	(314)	(101)	(50)	-	(2,616)
Exploration, including exploratory dry holes	(309)	-	-	(236)	-	-	-	(545)
Selling, general and administrative expenses	(321)	(1,016)	(243)	(369)	(756)	(844)	29	(3,520)
Research and development expenses	(247)	(96)	(48)	(1)	(4)	(116)	-	(512)
Other operating expenses	38	(10)	(181)	29	(15)	(474)	13	(600)

Costs and expenses	(12,610)	(40,082)	(3,255)	(3,267)	(13,308)	(1,484)	37,372	(36,634)

Equity in results of non-consolidated companies	-	10	(26)	29	-	23	-	36
Financial income (expenses), net	-	-	-	-	-	(377)	-	(377)
Employee benefit expense	-	-	-	-	-	(764)	-	(764)
Other taxes	(25)	(61)	(30)	(49)	(58)	(194)	-	(417)
Other expenses, net	(67)	(16)	(6)	(5)	1	35	-	(58)

Income (loss) before income taxes and	14,740	3,044	(314)	639	341	(2,761)	(576)	15,113
minority interest

Income tax benefits (expense)	(5,011)	(1,032)	98	(237)	(117)	1,454	196	(4,649)

Minority interest in results of consolidated subsidiaries	(136)	(3)	(155)	(158)	-	28	-	(424)

Net income (loss) for the period	9,593	2,009	(371)	244	224	(1,279)	(380)	10,040

A portion of the expenses associated with idle thermoelectric plants were allocated to Cost of sales, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses. Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

17. Segment Information (Continued)

	Nine-month period ended September 30, 2006

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	579	899	535	1,056	18	-	3,087
Inter-segment net operating revenues	1,356	1,108	31	6	-	(1,657)	844

Net operating revenues	1,935	2,007	566	1,062	18	(1,657)	3,931
Cost of sales	(680)	(1,812)	(427)	(1,079)	(19)	1,641	(2,376)
Depreciation, depletion and amortization	(236)	(47)	(10)	(11)	(10)	-	(314)
Exploration, including exploratory dry holes	(236)	-	-	-	-	-	(236)
Selling, general and administrative expenses	(109)	(51)	(12)	(66)	(131)	-	(369)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	13	7	12	6	(9)	-	29

Costs and expenses	(1,248)	(1,903)	(437)	(1,150)	(170)	1,641	(3,267)
Equity in results of non-consolidated companies	20	10	(4)	-	3	-	29
Other taxes	(11)	(8)	-	(1)	(29)	-	(49)
Other expenses, net	(4)	-	-	(1)	-	-	(5)

Income (loss) before income taxes and
minority interest	692	106	125	(90)	(178)	(16)	639
Income tax benefits (expense)	(245)	(35)	(47)	33	51	6	(237)
Minority interest in results of consolidated subsidiaries	(133)	(24)	(18)	24	(7)	-	(158)

Net income (loss) for the period	314	47	60	(33)	(134)	(10)	244

A portion of the expenses associated with idle thermoelectric plants were allocated to Cost of sales, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses. Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

17. Segment Information (Continued)

Capital expenditures incurred by segment for the nine-month periods ended September 30, 2007 and 2006 are as follows:

	Nine-month period
	ended September 30,

	2007	2006

Exploration and Production	7,837	5,806
Supply	1,800	1,419
Gas and Energy	1,220	626
International
Exploration and Production	2,253	977
Supply	281	100
Distribution	20	17
Gas and Energy	5	97
Distribution	256	195
Corporate	333	361

	14,005	9,598

18. New Hydrocarbons Law of Bolivia

The new Bolivian Hydrocarbons Law 3,058 has been in force since May 19, 2005. This law revokes the former Hydrocarbons Law 1,689 dated April 30, 1996.

The new law establishes, among other matters, a higher tax burden for companies of the sector, through royalties of 18% and a direct tax on hydrocarbons (IDH) of 32%, to be applied directly on 100% of the production, on top of taxes in force by operation of Law No. 843. In addition, the new legislation determines substitution of shared risk contracts for new contracts observing the models established in the Law, and introduces changes in the oil products distribution activity.

On June 30, 2006 the contracts term expired through which the major distribution companies distributed hydrocarbons in Bolivia. Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) took over national distribution as from that date. The company Petrobras Bolívia Distribución, which allowed the ownership of a major part of this business, is still operating in the sector through the service stations it owns.

18. New Hydrocarbons Law of Bolivia (Continued)

As of May 1, 2006, Supreme Decree 28,701 was enacted in Bolivia, through which, the natural hydrocarbon resources were nationalized. As a consequence, the companies that are currently engaged in gas and petroleum production activities, will have to transfer the ownership of all hydrocarbon production to YPFB.

Furthermore, according to this decree the State is nationalizing the shares required for YPFB to control, with a minimum of 50% plus one share, Petrobras Bolívia Refinación S.A. - PBR, in which Petrobras had an indirect interest of 100% (Petrobras International Braspetro B.V. - 51% and Petrobras Energia S.A. - 49%).

On October 28, 2006 Petrobras and its partners signed operating agreements with YPFB for the operations of the San Alberto, San Antonio, Rio Honda and Ingre blocks, that are operated by Petrobras. These contracts establish that the revenues, royalties, shareholdings, IDH, transportation and compression will be absorbed by YPFB, reimbursing the production costs and investments made by the Company to the titleholder (Petrobras), and paying remuneration calculated in accordance with the variable participation table, specified in the contracts. In a document attached to contracts entitled “Investments made”, Petrobras and its partners state the investment amounts net of amortization, which was reviewed by auditors contracted by the Hydrocarbons Ministry. Those operating agreements were registered and came into effect on May 02, 2007, which generated no effect on Petrobras financial statements.

On August 31, 2007 saw the enactment of Law No. 3.740 on Sustainable Development of the Hydrocarbons Sector, revoking the “Impuesto a las Utilidades Extraordinárias por Extracción de Recursos Naturales no Renovables” and enabling YPFB to participate in the revenues originating from the abovementioned operating contracts. As these operating contracts are risked service, the Company is treating and recording them as production sharing agreements.

As at September 30, 2007, the “Acordos de Entrega de Hidrocarburos” provided for in the operating contracts for the San Alberto and San Antonio blocks are still under negotiation, however the gas continues to be normally distributed. These are applicable to the Bolivian market, both for natural gas and liquid hydrocarbon products, and for exports of natural gas to Brazil (GSA).

18. New Hydrocarbons Law of Bolivia (Continued)

As a result of Supreme Decree 29,122, issued on May 6, 2007, which established that YPFB would be the sole exporter of reconstituted petroleum and white gas, the main products commercialized by PBR, on May 7, 2007, Petrobras presented an offer to sell all the shares of PBR to YPFB, which was accepted by the Bolivian Government on May 12, 2007, by means of Supreme Decree 29,128. On June 25, 2007, a share purchase agreement for the shares of PBR was signed, transferring all the shares to YPFB for the amount of US$112 in 2 installments, which were settled on June 11, 2007 and August 13, 2007.

The capital gain made by Petrobras in the sale of the shares of PBR is recorded in “Other expenses, net” in the amount of US$34, on September 30, 2007.

In addition, the contract stipulates that the net income calculated by PBR for the period from April 1, 2007 to June 25, 2007 is to be paid to the seller by May 31, 2008, a provision having been recorded in the approximate amount of US$19.

Petrobras is currently in the process of closing down its distribution operations of oil and gas products in Bolivia.

19. Review of Operating Agreements in Venezuela

In March, 2006, through its subsidiaries and affiliated companies in Venezuela, Pesa executed with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP), Memoranda of Understanding (MOU) for the purpose of completing the migration of the operating partnerships to the form of mixed capital companies. The MOU establish that the interest held by the private partners in the mixed capital companies is 40%, with the Venezuelan government holding an interest of 60%. According to the terms of the MOU, CVP recognized divisible credits transferable to the private companies with an interest in the mixed capital companies, which shall not be charged interest and may be used as payment of the acquisition bonus for any new mixed capital company project, to develop oil exploration and production activities or to license the development of gas exploration and production operations in Venezuela. The credits assigned to PESA correspond to US$88.5.

The migration of the contracts produced economic effects as from April 01, 2006. In August 2006, the conversion contracts for Oritupano Leona, La Concepción, Acema and Mata had been executed and the companies Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A. and Petrokariña S.A. were formed, which will each operate in the abovementioned areas, respectively.

19. Review of Operating Agreements in Venezuela (Continued)

According to the corporate and governance structure specified for the mixed capital companies, as from April 01, 2006, Pesa no longer recorded the assets, liabilities and results referring to the aforesaid operations in consolidated statements, presenting them as corporate investments in associated companies appraised according to the equity method. From this date onwards and until the mixed companies became operational, the activities were directed by a transitory executive committee mainly comprised of PDVSA’s representatives.

Recovery of these investments is strongly tied to the volatility of oil prices, social, economic and regulatory conditions in Venezuela and, in particular, to shareholders’ interest in developing the oil reserves. On September 30, 2007 the business plans of the mixed capital companies were in the process of reevaluation.

Reductions in the price of oil, fluctuations in the economy and measures adopted by the Venezuelan government, and especially the development of the oil reserves of the mixed-capital companies, could compromise the recoverability of these investments, and consequently, PESA’s results.

The operating results of the mixed companies for the period from January to September 2007 were considered based on available accounting information. The materialization of certain estimates depends upon future facts, some of which are beyond the Company’s direct control.

20. Acquisitions

a) Ipiranga

On April 18, 2007, Ultrapar (the “Comissioner”), having Braskem S.A. and Petróleo Brasileiro SA - Petrobras (through a commission agreement) as intervening parties, acquired for the amount of US$2,694 (R$5,486 million) to be disbursed in three installments, 61.6% of the common shares and 13.8% of the preferred shares in Refinaria de Petróleo Ipiranga SA (“RPI”), 65.5% of the common shares and 12.6% of the preferred shares in Distribuidora de Produtos de Petróleo Ipiranga SA (“DPPI”), and 3.6% of the common shares and 0.4% of the preferred shares in Companhia Brasileira de Petróleo Ipiranga (“CBPI”) held by the controlling shareholders of the Ipiranga Group. On April 18, 2007, Ultrapar, Petrobras and Braskem effected payment of the first installment, as established in the purchase and sale agreement signed on March 18, 2007, US$1,017 relative to the controlling shareholders portion of the Ipiranga Group, US$365 of which was paid by Petrobras.

20. Acquisitions (Continued)

a) Ipiranga (Continued)

Under the agreement signed by Ultrapar, Braskem and Petrobras, Ultrapar took control over the fuel and lubricant distribution businesses in the South and South-East regions (“Southern Distribution Assets”) of DPPI and CBPI, Petrobras will assume control over the fuel and lubricant distribution businesses in the North, North-East and Central-West regions (“Northern Distribution Assets”) of DPPI and CBPI, and Braskem will obtain control over the petrochemical assets, represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (IPQ) and over this company’s interests in Companhia Petroquímica do Sul (Copesul), with Petrobras also holding an interest in the petrochemical assets. The oil refinery assets held by RPI are shared equally by Petrobras, Ultrapar and Braskem.

The transaction was submitted to the approval of Brazilian antitrust authorities (the Council for Economic Defense (CADE), the Office of Economic Law (SDE), the Economic Monitoring Agency (SEAE)), within the timeframe and in accordance with the procedures specified in laws and regulations in force .

Ultrapar is responsible for the corporate reorganization of the companies acquired in order to segregate the assets set aside for each company. This reorganization consists of the following stages:

a) A Mandatory Tender Offer (Tag-Along) to purchase the common shares in RPI, DPPI and CBPI (filed with the CVM on May 2, 2007);

b) The take over by Ultrapar of the shares of RPI, DPPI and CBPI;

c) The assets will be segregated as follows: (i) the capital of RPI and CBPI will be reduced to transfer the petrochemical assets directly to Ultrapar, which will be later delivered to Braskem and Petrobras under the terms of the commission agreement, and (ii) CBPI will be split to transfer the Northern Distribution Assets to a company controlled by Petrobras.

20. Acquisitions (Continued)

a) Ipiranga (Continued)

This operation is currently at the stage of concluding a Public Offering (PO) of the outstanding common shares issued by RPI, DPPI and CBPI. With regard to RPI and DPPI, the CVM granted the registration of the PO on September 14, 2007 and the date of the auction was set for October 22, 2007 with the financial settlement beginning on October 25, 2007. 1,274,718 common shares of DPPI were purchased, equivalent to 77% of the shares, and 2,771,781 shares of RPI, equivalent to 82% of the shares, both through bid offers, for a total amount of US$240 (R$440,763 thousand), of which Petrobras was due US$88 (R$161,561 thousand). The total payout was approximately US$299 (R$549,008 thousand), of which Petrobras was due US$109 (R$201,238 thousand), subject to the actual value of the shares purchased at the auction. As regards CBPI, the registration of the PO was granted on October 08, 2007, and the auction was held on November 08, 2007, with the financial settlement held on November 13, 2007. The total payout was US$106 (R$195,586 thousand), with US$39 (R$71,692 thousand) due to Petrobras, subject to the same restrictions mentioned above.

With regard to the petrochemical businesses, on April 18, 2007, Petrobras and Braskem filed a request with the CVM to register a PO to close the capital of Copesul. The CVM granted the registration on August 10, 2007 and the auction for the common share issue was held on October 05, 2007. The value of the transaction was US$704 (R$1,294,236 thousand) through a special purpose company named EDSP58 Participações Ltda, the quotaholders of which are Braskem (60%) and Petrobras (40%).

20. Acquisitions (Continued)

a) Ipiranga (Continued)

As regards IPQ, Petrobras and Braskem filed for a Tag-Along PO, on May 18, 2007, allowing private purchase of shares held by the minority shareholders as at June 28, 2007, with the financial settlement and transfer of the shares by the shareholders. The value of the transaction was US$60 (R$118,000 thousand) through a special purpose company, EDSP67 Participações S.A., a subsidiary of Ipiranga Quimica S.A. On July 04, 2007, the CVM granted the application to waive this PO and, on July 18, 2007, the company’s registration as a stockcompany was cancelled.

After the first phase of the acquisition, in the petrochemical businesses, Petrobras holds 8.94% of the total capital and 27.13% of the voting capital of Ipiranga Química, the paid amount of US$211 (R$429,405 thousand) was recorded as “Investments in non-consolidated companies and other investments”.

In the refinery businesses, Petrobras holds 10.01% of the total capital of RPI, recording the amount of US$1.5 (R$3,013 thousand) as “Investments in non-consolidated companies and other investments” and making a provision for loss in investments in the same amount due to negative stockholders equity.

On May 16, 2007, CADE approved an agreement entitled “Agreement to Preserve Reversibility of Transaction (APRO)” that allows Petrobras to choose a manager and negotiate the implementation of a governance policy that ensures the preservation of the assets and the rights of the minority shareholders. The timetable for the performance of the transaction remains unaltered.

With the agreement, the management of the distribution assets purchased by Petrobras will become separate from the management of the assets purchased by Ultrapar.

The manager of the Petrobras distribution assets has been selected from the market and is expected to run the businesses until the final decision on the transaction is made by CADE.

With the APRO, the management of the distribution assets purchased by Petrobras will become separate from the management of the assets purchased by Ultrapar.

In the distribution business, Petrobras recorded the amount of US$154 (R$313,342 thousand), relating to the distribution assets, as an advance in “Other assets”, in long term receivables due to the APRO, awaiting the CADE’s final decision on the transaction .

20. Acquisitions (Continued)

b) Suzano Petroquímica

On August 03, 2007, Petrobras entered into a share purchase agreement to acquire all the shares comprising the share capital of Suzano Petroquímica S.A. (SZPQ), held, directly or indirectly, by the controlling shareholders of Suzano Holding S.A. (SH).

Due to the sale of the direct and indirect shareholdings of Suzano Petroquímica S.A., Petrobras, in compliance with the legal provisions applicable to this case (Article 254-A of Law No. 6,404/76 and CVM Instruction No. 361, BOVESPA – Level 2 Regulations on Differentiated Corporate Governance Practices) will hold a public offer for the purchase of common and preference shares held by the minority shareholders of Suzano Petroquímica S.A. (Tag Along PO), and at the same time, a public offering for canceling the registration of Suzano Petroquímica S.A. as a stockcompany (PO to close capital).

The purchase value of 100% of the shares of Suzano Petroquímica S.A. is estimated in US$1,402 (R$2.7 billion), subject to a reduction of up to 7% due to adjustments made as a result of the due diligence process and procedures that are due to take place up to the time the transaction is completed, scheduled for November 30, 2007.

The Extraordinary General Meeting of the Shareholders of Petrobras held on October 29, 2007 approved the ratification of the Share Purchase Agreement for Suzano Petroquímica S.A., as well as the nomination of the ABN Amro Bank as the specialist company to issue the assessment report on the transaction, as specified in Article 256 of Law No. 6,404/76.

The transaction was presented to the Brazilian antitrust authorities (Administrative Board for Economic Defense (CADE), Office of Economic Law (SDE), Secretary for Economic Monitoring (SEAE)) within the timeframes and in accordance with the procedures specified in legislation in force). The process is currently in the instruction phase at the CADE.

21. Special participation in the Marlim field

This governmental participation was established by the Brazilian Law on Oil No. 9.478/97 and is collected as a means of compensation for oil production activities, incident upon high volume production fields.

The method used by Petrobras to calculate the special participation due for the Marlim field, is based on the legally legitimate interpretation of Directive 10 of January 14, 1999, approved by the National Petroleum Agency (ANP) itself.

21. Special participation in the Marlim field (Continued)

On September 06, 2005, the Board of Directors of the ANP determined the constitution of a Work Group with the mission to demonstrate, by means of technical criteria, the methodology to be applied in the calculation of the Special Participation in the Marlim field, as well as endorse the amounts paid by Petrobras on account of this participation.

The Work Group produced the Report on the Certification of the Payment of the Special Participation in the Marlim Field, approved by the Full Board of Directors of the ANP, by means of Board Resolution 267/2006 of August 16, 2006 and circulated to Petrobras on August 18, 2006. The methodology used by Petrobras is the same as that contained in the report approved by the ANP.

In summary, the Report established the methodology to be applied with regard to the Special Participation in Marlim, and also determined that Petrobras make an additional payment in the amount of US$218 (R$400 million), relating to underpayments by Petrobras as a result of having used the calculation method initially determined by the ANP.

Petrobras accepted the order of the ANP, on the grounds that the new methodology applied by the Work Group had not been applied retroactively, thus ensuring compliance with constitutional principles such as legal security and the perfect legal act.

A consequence of the additional payment was the settlement in full of the additional amounts charged, in accordance with the final decision at the highest level of decision-making at the ANP – its Full Board of Directors.

On July 18, 2007, Petrobras was notified of a new ANP Board Resolution stipulating the payment of further sums considered due, retroactively to 1998, annulling the earlier Board Resolution on August 16, 2006.

Ordinance 10 of January 14, 1999 approved by Board Resolution 267/2006 of August 16, 2006, is legitimate and legal and therefore may not be revoked or annulled, under penalty of total violation of the above mentioned constitutional principles. Its annulment imparts total legal uncertainly, not only for Petrobras, but to all the concessionaires.

Petrobras is taking legal advice on this issue, not having discarded the possibility of filing a lawsuit to disclose the validity of the procedures adopted by the Company and to protect the interests of its shareholders.

The position of Petrobras’ legal counsel is that the expectation of disbursement of the amounts claimed is remote.

22. Subsequent Events

a) Acquisition of the Usina Termoelétrica Juiz de Fora

On October 04, 2007, Petrobras purchased from Energisa S.A. 100% of the shares of the Usina Termoelétrica Juiz de Fora, a natural gas powered power station, with an installed power-generation capacity of 87 MW, and which has supply contracts to sell energy until 2022.

In addition, Petrobras Comercializadora de Energia Ltda. and Energisa S.A. entered into a contract for use of the rights to sell energy with the subsidiaries of Energisa in the Northeast of Brazil. The total value of the transaction was US$111.

b) Credit facility agreement to finance exports

On October 03, 2007 Petrobras contracted a credit facility of US$272 with the Banco do Brasil. The transaction was ensured by an Export Credit Note (NCE), the sole purpose of which is to increase Petrobras’ exports of ethanol, in light of the future prospects for growth of biofuel business, as highlighted in the company’s strategic plan.

This transaction marks the return of Petrobras to credit facility contracting in the local market and was negotiated with the following terms:

  Term: 2 years, with settlement of the principal and interest at the end of the term;

  Interest rate: 96.2% of the CDI;

  Clause providing for early repayment as from 180 days of the withdrawal with no penalties;

  Exemption of IOF tax; and

  Waiver of guarantees.

22. Subsequent Events (Continued)

c) Investment in the Gulf of Mexico

On October 03, 2007 Petrobras acquired, with investment of US$108, a further 26 blocks in the Gulf of Mexico at an auction held by Minerals Management Service (MMS). Of the 26 blocks, Petrobras secured a 100% share and the role of operator in 20 blocks. The remaining blocks (six) were purchased in partnership with Devon Energy, of which two will be operated by Petrobras and four by Devon, and participations with be shared equally with 50% for each.

d) Platform P-56 construction project

On October 30, 2007 Petrobras signed an agreement with FSTP Consortium (Keppel Fels and Technip) for the construction of the P-56 semi-submersible platform to allow production to be anticipated at Module 3 of the Marlim Sul field, worth approximately US$1,200, including the platform’s engineering, supply, construction and assembly (hull and process plant) services. The construction work will involve two other agreements, one being for the provision and supply of the gas compression modules, worth US$141, with Nuovo Pignone S.p.A., and the other for the provision, assembly, operation and maintenance of the power modules, worth US$140, with Rolls-Royce Energy Systems Inc. and UTC Engenharia S.A.. The platform is dimensioned to operate for 25 years.

This production unit, one of the largest of its dimensions in the world, is expected to start its commercial operations in late 2010 and to contribute to Petrobras reaching the oil and gas production goals specified in the Company’s Strategic Plan.

e) US$1,000 Global Notes issue

On November 01, 2007 Petrobras, through its wholly-owned subsidiary Petrobras International Finance Company (PifCo) concluded its bond issue of US$1,000 in senior debt, unsecured Global Notes on the international market, due March 01, 2018, with the following characteristics: (i) coupom of 5.875% p.a.; and (ii) yield of 6.059% p.a. Interest will be paid on March 01 and September 01 of each year, with the first payout due March 01, 2008.

This notes issuance is in line with Petrobras’ strategies to access the long-term capital markets, refinance the early repayment of old debts and reduce the cost of its capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.